SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended      September 30, 2002
                         -------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                      Commission File Number 000-23969

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      First Community Bank 401(k) Savings and Employee Stock Ownership Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            Pocahontas Bancorp, Inc.
                                203 West Broadway
                           Pocahontas, Arkansas 72455

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-78607 of Pocahontas Bancorp, Inc. on Form S-8 of our report dated March 26, 2003, appearing in this Annual Report on Form 11-K of First Community Bank 401(k) Savings and Employee Stock Ownership Plan for the year ended September 30, 2002.

/s/ Deloitte & Touche LLP


Little Rock, Arkansas
March 28, 2003

     First Community Bank 401(k) Savings and Employee Stock Ownership Plan Financial Statements as of September 30, 2002 and 2001, and for the Year Ended September 30, 2002, Supplemental Schedules and Independent Auditors' Report

FIRST COMMUNITY BANK
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001, AND FOR
   THE YEAR ENDED SEPTEMBER 30, 2002:

   Statements of Net Assets Available for Benefits                           2

   Statement of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                             4

SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2002:

   Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)   8

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the First Community Bank (the "Plan") as of September 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended September 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended September 30, 2002, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

March 26, 2003
Little Rock, Arkansas


FIRST COMMUNITY BANK
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                  2002                                      2001
                                               -----------------------------------------  -----------------------------------------
                                                 Allocated    Unallocated       Total       Allocated    Unallocated       Total
ASSETS

INVESTMENTS AT, FAIR VALUE:
  Cash                                         $    64,355                  $    64,355   $   846,839                  $   846,839
  Pocahontas Bancorp, Inc., common stock         5,032,278   $   720,796      5,753,074     2,960,119   $ 1,160,654      4,120,773
  Union Planters stock                               4,983                        4,983         5,493                        5,493
  Mutual funds                                     815,493           476        815,969       713,911           503        714,414
  Participant loans                                 38,055                       38,055        65,754                       65,754
                                               -----------   -----------    -----------     ---------   -----------    -----------
            Total investments                    5,955,164       721,272      6,676,436     4,592,116     1,161,157      5,753,273

RECEIVABLES:
  Employer contributions                           800,000                      800,000        99,504                       99,504
                                               -----------   -----------    -----------     ---------   -----------    -----------
            Total assets                         6,755,164       721,272      7,476,436     4,691,620     1,161,157      5,852,777
                                               -----------   -----------    -----------     ---------   -----------    -----------
LIABILITIES

Loan payable                                                   1,373,202      1,373,202                   2,000,068      2,000,068
Accrued interest payable                                          71,651         71,651                     106,850        106,850
                                               -----------   -----------    -----------     ---------   -----------    -----------
            Total liabilities                                  1,444,853      1,444,853                   2,106,918      2,106,918
                                               -----------   -----------    -----------     ---------   -----------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                                 $ 6,755,164   $  (723,581)   $ 6,031,583   $ 4,691,620   $  (945,761)   $ 3,745,859
                                               ===========   ===========    ===========   ===========   ===========    ===========


See notes to financial statements.

FIRST COMMUNITY BANK
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

                                          Allocated    Unallocated     Total

ADDITIONS TO NET ASSETS
  ATTRIBUTABLE TO:
  Net appreciation in fair value
    of investments                        $1,028,865   $  278,056    $1,306,921
  Interest                                     6,372                      6,372
  Dividends                                  105,610       38,929       144,539
  Employee contributions                      93,251                     93,251
  Employer cash contributions                800,000                    800,000
  Realized gain on sale of assets             11,887                     11,887
                                          ----------   ----------    ----------
            Total additions                2,045,985      316,985     2,362,970

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTABLE TO:
  Distributions to participants              170,688                    170,688
  Interest expense                                         94,805        94,805
                                          ----------   ----------    ----------
            Total deductions                 170,688       94,805       265,493
                                          ----------   ----------    ----------
NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                   1,875,297      222,180     2,097,477
  Transfer from 401(k) Savings and
     Profit Sharing Plan                     188,247                    188,247

NET ASSETS, BEGINNING OF YEAR              4,691,620     (945,761)    3,745,859
                                          ----------   ----------    ----------
NET ASSETS, END OF YEAR                   $6,755,164   $ (723,581)   $6,031,583
                                          ==========   ==========    ==========

See notes to financial statements.

FIRST COMMUNITY BANK
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following brief description of the First Community Bank 401(k) Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a qualified employee stock ownership plan with a salary reduction feature. Pocahontas Federal Savings and Loan Association (the "Employer") formed the Plan by combining its existing 401(k) plan, which had been effective since January 1, 1986, and its Employee Stock Ownership Plan ("ESOP"), which had been effective since October 1, 1993. Pocahontas Bancorp, Inc. (the "Company") accomplished the combination of the existing plans through a combination and restatement, with neither the 401(k) nor the ESOP being the surviving plan, effectively creating a new plan with an effective date of October 1, 1997. The Plan covers substantially all employees of the Employer. Pocahontas Federal Savings and Loan Association is 100% owned by the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      On May 15, 2001, the Company completed its acquisition of Walden/Smith Financial Group, Inc. and its wholly-owned bank subsidiary, First Community Bank. The former employees of First Community Bank became eligible to participate in the Plan on May 15, 2001. Net assets of the former First Community Bank employees were transferred to the Plan during the year ended 2002 from the Frontier Trust Plan.

      Contributions - Each eligible participant may, but shall not be required to, enter into an elective deferral agreement with the employer under which the participant agrees to reduce his cash compensation by a specified percentage, up to a maximum of 15%, and contribute such amounts to the Plan. The amount of any matching contributions, qualified matching contributions, discretionary contributions, qualifying non-elective contributions, and ESOP contributions for each plan year will be made at the sole discretion of the Board of Directors.

      Participation - Employees are generally eligible to participate in the Plan after completing one year of service. Only participants at least 21 years of age, who complete at least 1,000 hours of service during the Plan year, and are employed on the last day of the Plan year are eligible to share in the Employer's discretionary contribution for the year. An employee may decline to participate in the Plan. For purposes of participation in any election deferral contributions, completion of one hour of service is required.

      Participant Accounts - Each participant's account is credited with an allocation of (a) the Employer's discretionary and ESOP contributions, (b) eligible forfeitures of terminated participants' nonvested accounts, (c) and earnings of the Plan for the year. Allocations are based on participant wages as defined in the Plan agreement. The benefit to which a participant is entitled, subject to vesting, is the benefit that can be provided from the participant's account.

      Participant Loans - Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
      (to) the Participant Loan fund. Loan terms shall not exceed five years, except for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably not less than quarterly through payroll deductions.

      Plan Borrowings - The Plan purchased Company stock using the proceeds of borrowings from the Company. The Plan's debt is collateralized by the stock. A trustee holds such stock in a suspense account in a trust established under the Plan. As the Plan makes payments of principal and interest, shares are released into a suspense account to be allocated to eligible employees' accounts at the end of the Plan year, in accordance with the Plan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

            (a) the accounts of employees with rights in allocated stock
                ("Allocated") and

            (b) stock not yet allocated to employees ("Unallocated").

      Vesting - Vesting of accounts is based upon years of service as defined in the Plan agreement. A participant becomes fully vested after five years of credited service.

      Payments of Benefits - No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), becomes disabled or otherwise terminates employment with the Employer. Amounts payable for such distributions remains a part of net assets available for benefits and, at September 30, 2002, totaled $283,113. Distributions are made in cash or Company stock, or both.

      Voting and Dividend Rights - No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.

      Termination of the Plan - The Employer reserves the right to amend or terminate the Plan agreement at any time by action of the Board of Directors. Upon full or partial termination of the Plan, participants' accounts will become 100% vested and all unallocated shares will be allocated to the accounts of all participants in accordance with the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuations and Income Recognition - Investments are stated at fair value as determined from quoted market prices. The investment in shares of the Company's common stock is stated at fair value and is based on the closing price in an active market as of the last trading day of the year.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENT PROGRAMS

      Upon enrollment, each participant shall direct that his elective contribution be invested in one or more of the 56 investment options. Investment direction may be revised quarterly by a participant. All ESOP contributions are invested in Company stock.

4.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 18, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

5.    ADMINISTRATION OF PLAN ASSETS

      The Plan's assets, which consist principally of Company common stock and mutual funds, are held by the Company's trustees, First Bankers Trust Company, N.A. and Manulife Financial, respectively. The Company administers the payment of principal and interest on the loan and makes distributions to participants. During the year ended September 30, 2002, Plan expenses were paid directly by the Company.

      Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

6.    INVESTMENTS

      Included in the September 30 investment portfolios are the following investments representing more than 5% of net assets available for benefits:

2002                                                              Fair Value
----                                                           -----------------

Pocahontas Bancorp, Inc. common stock - allocated                 $5,032,278
Pocahontas Bancorp, Inc. common stock - unallocated                  720,796

2001
----

Pocahontas Bancorp, Inc. common stock - allocated                  2,960,119
Pocahontas Bancorp, Inc. common stock - unallocated                1,160,654
Manulife Lifestyle Fund - Balanced Portfolio                         215,580
Manulife Lifestyle Fund - Growth Portfolio                           205,689

7.    LOAN PAYABLE

      The Plan has entered into a loan agreement at 6.5% interest maturing December 31, 2017, with the Company, the proceeds of which were used to purchase Company stock. The loan is collateralized by all unallocated shares of the Plan. The repayment schedule for principal is as follows:

        Year ended September 30:
         2003                                                 $ 142,830
         2004                                                   142,830
         2005                                                   142,830
         2006                                                   142,830
         2007                                                   142,830
         Thereafter                                             659,052
                                                             ----------
       TOTAL                                                 $1,373,202
                                                             ==========
      In December 2002, the Plan made payments of approximately $751,000 and $622,000 to repay the September 30, 2002 outstanding loan balance with the Company.

                                   * * * * * *

FIRST COMMUNITY BANK
401(K) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

                                                                    Fair
                                                                    Market
                                                                    Value

Cash                                                            $   64,355
Pocahontas Bancorp, Inc.,*
  common stock-allocated (468,555 shares)                        5,032,278
Pocahontas Bancorp, Inc.,*
  common stock-unallocated (67,113 shares)                         720,796
Manulife Lifestyle Fund - Conservative Portfolio                    27,473
Manulife Lifestyle Fund - Moderate Portfolio                        88,115
Manulife Lifestyle Fund - Balanced Portfolio                       238,651
Manulife Lifestyle Fund - Growth Portfolio                         189,338
Manulife Lifestyle Fund - Aggressive Portfolio                      30,415
3 - Year Compound                                                      476
Manulife Money Market Fund                                          53,677
MFC Short-Term Federal Fund                                          3,536
MFC PIMCO Total Return Fund                                         26,136
MFC Dreyfus Premier Core Bond Fund                                     666
MFC T. Rowe Price Spectrum Income Fund                               3,194
MFC Fidelity Advisor High Yield Fund                                 5,565
Manulife Balanced Fund                                              28,583
MFC Davis New York Venture Fund                                         86
MFC Mutual Beacon Fund                                              12,856
MFC Weitz Partners Value Fund                                       20,108
MFC Fidelity Advisor Dividend Growth Fund                              664
MFC Franklin Balance Sheet Investment Fund                           6,469
MFC Domini Social Equity Fund                                        7,473
MFC T. Rowe Price Blue Chip Growth Fund                              4,296
Manulife Capital Growth Stock Fund                                      74
Manulife Growth Plus Stock Fund                                      1,566
MFC MFS Capital Opportunities Fund                                     856
MFC Morgan Stanley Institutional Fund Equity Growth                  7,201
MFC Excelsior Value and Restructuring Fund                             798
MFC Fidelity Advisor Large Cap Fund                                     78
MFC Putnam Global Equity Fund                                          864
MFC Prudential Jennison Growth Fund                                    483
MFC Janus Adviser Worldwide Fund                                     7,316
MFC Templeton Foreign Fund                                           6,425
MFC Janus Twenty Fund                                               15,074
MFC Janus Enterprise Fund                                            1,149
MFC Lord Abbett Developing Growth Fund                                 459
MFC AIM Aggressive Growth Fund                                       1,951
MFC Dreyfus Founders Passport Fund                                     424
MFC T. Rowe Price Science & Technology Fund                            809
MFC Templeton Developing Markets Fund                                2,427
MFC Munder NetNet Fund                                                 123
500 Index Fund                                                      19,821
Mid Cap Index Fund                                                      92
Small Cap Index Fund                                                   202
Union Planters Stock                                                 4,983
Participant Loans                                                   38,055
                                                                ----------
            Total                                               $6,676,436
                                                                ==========
*Party in interest

See Independent Auditors' Report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               FIRST COMMUNITY BANK
                                               401(k) SAVINGS AND EMPLOYEE
                                               STOCK OWNERSHIP PLAN




Date:    April 4, 2003                        By: /s/ Dwayne Powell
                                                  ------------------------------
                                                  Dwayne Powell
                                                  President and Chief Executive
                                                  Officer